Exhibit 99.1

Announcement Thursday, 29 October 2026	Woodside Energy Group Ltd ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

WOODSIDE SIGNS 20-YEAR LNG SUPPLY AGREEMENT WITH QATARENERGY

Woodside has signed a long-term sale and purchase agreement with QatarEnergy for the supply of up to 3 million tonnes per annum (Mtpa) of LNG for 20 years from the Louisiana LNG Project.

Louisiana LNG is under construction near Lake Charles, Louisiana. The foundation project includes three trains with a combined capacity of 16.5 Mtpa and is targeting first LNG in 2029.

Woodside CEO and Managing Director Liz Westcott said the agreement demonstrated disciplined execution of Woodside’s strategy.

“This landmark agreement brings together Woodside’s competitive US LNG project with QatarEnergy as a customer, one of the world’s leading energy companies. It is a strong vote of confidence in Louisiana LNG and represents a significant step in building the project’s long-term customer base.

“The agreement builds on the previously announced Uniper agreement. Together, these contracts provide sustained revenue certainty for a material portion of Louisiana LNG production as we progress the project towards first LNG.

“Louisiana LNG is an important part of Woodside’s global portfolio, adding geographically diverse supply and strengthening our ability to deliver energy to customers around the world.”

Woodside (Woodside Energy (LA) Investments LLC) will supply into this agreement from its share of HoldCo volumes. Under the agreement, Woodside will supply LNG on a free-on-board basis from the start-up of Louisiana LNG Train 2, increasing to 3 Mtpa from the start-up of Train 3.

INVESTORS	MEDIA
Vanessa Martin	Dan Pagoda
M: +61 477 397 961	M: +61 482 675 731
E: investor@woodside.com	E: dan.pagoda@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding the transaction (including statements concerning the timing and completion of the transaction, the expected benefits of the transaction and other future arrangements between the parties), expectations regarding future expenditures and future results of projects. All forward-looking statements contained in this announcement reflect Woodside’s views held as at the date of this announcement. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘enable’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions.

Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of aspirational targets that Woodside has set for itself and its management of the business. Those statements and any assumptions on which they are based are only opinions, are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.